Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(Full year for all periods except for nine months September 30, 2007)

	Nine
	months
	ended
	September
	30, 2007	2006	2005	2004	2003	2002
Earnings:
Income before income taxes and cumulative effect of an accounting change	$117,485	$161,318	$136,714	$100,966	$118,095	$71,209
Add: Fixed charges	16,359	21,699	20,233	11,988	13,204	14,556

Total Earnings, as defined	133,844	183,017	156,947	112,954	131,299	85,765

Fixed Charges
Interest Expense	7,118	9,516	8,116	308	62	198
Amortization of debt expense	1,477	1,969	1,671	—	—	—
Estimated interest portion on rental expense	7,764	10,214	10,446	11,680	13,142	14,358

Total Fixed Charges	16,359	21,699	20,233	11,988	13,204	14,556

Ratio of earnings to fixed charges	8.2	8.4	7.8	9.4	9.9	5.9